Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES | DEPOSITS | CERTIFICATES

Upturn Notes Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	Based Upon the iShares® MSCI Emerging Markets Index Fund Due 2011 $10.00 per Note

OFFERING SUMMARY

No. 2009-MTNDD446

(Related to the Product Supplement Dated May 28, 2009, Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an Upturn Notes product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

November 3, 2009

2 |	UPTURN NOTES

Upturn Notes

Based Upon the iShares® MSCI Emerging Markets Index Fund

Due 2011

This offering summary represents a summary of the terms and conditions of the Upturn Notes Based Upon the iShares® MSCI Emerging Markets Index Fund Due 2011 (the “Notes”). It is important for you to consider the information contained in this offering summary, the Upturn Notes product supplement, as well as the related prospectus supplement and prospectus, before making your decision to invest in the Notes. The description of the Notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the Upturn Notes set forth in the Upturn Notes product supplement.

You may access the Upturn Notes product supplement, prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

■	Upturn Notes Product Supplement filed on May 28, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000119312509120478/d424b2.htm

■	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

■	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this offering summary and not defined under “Preliminary Terms” below or elsewhere in this offering summary have the meanings given them in the Upturn Notes product supplement.

Overview of the Upturn Notes

General

The Upturn Notes Based Upon the iShares® MSCI Emerging Markets Index Fund Due 2011 are exchange-traded fund (“ETF”) linked notes, issued by Citigroup Funding Inc. and have a maturity of approximately 1.25 years. Some key characteristics of the Notes include:

■

Leveraged upside participation. The Notes offer investors a participation rate of two times the upside growth potential of the Underlying Equity up to a maximum return on the Notes of approximately 24.00% to 28.00% (approximately 19.20% to 22.40% per annum on a simple interest basis) (to be determined on the Pricing Date). Thus,

■

If the performance of the Underlying Equity is positive — if the Ending Price of the Underlying Equity is greater than its Starting Price (regardless of the price of the Underlying Equity at any other time during the term of the Notes) — then you will participate in two times such positive return, subject to the Maximum Return on the Notes.

■

If the Ending Price of the Underlying Equity is equal to its Starting Price (regardless of the price of the Underlying Equity at any other time during the term of the Notes), you will receive at maturity only your initial investment in the Notes.

■

If the performance of the Underlying Equity is negative — if the Ending Price of the Underlying Equity is less than its Starting Price (regardless of the price of the Underlying Equity at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

■

No principal protection. The Notes are not principal protected. If the performance of the Underlying Equity is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

■	No periodic income payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other periodic payments on

UPTURN NOTES	| 3

the Notes. You will also not receive any dividend payments or other distributions, if any, on the shares of the Underlying Equity or the stocks included in the Underlying Equity. Instead, the return on the Notes, which is based on the performance of the Underlying Equity and could be positive, negative or zero, is paid at maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

The Notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

■	Investors possessing a moderate growth view on the iShares® MSCI Emerging Markets Index Fund who are
looking for leveraged upside exposure to such Underlying Equity, subject to a Maximum Return, and who can withstand the risk of losing the principal amount of their investment.

■	Investors who seek to add an exchange traded fund-based investment to diversify their underlying asset class exposure.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.225 for each $10.00 Note sold in this offering. Certain dealers, including Citicorp International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive not more than $0.200 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” and “Supplemental Plan of Distribution” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the accompanying Upturn Notes product supplement related to this offering for more information.

4 |	UPTURN NOTES

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Upturn Notes Based Upon the iShares® MSCI Emerging Markets Index Fund Due 2011.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity that is less than the amount you initially invest.
Rating of the Issuer’s Obligations:	As of November 3, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page. The ratings reflect each rating agency’s view of the likelihood that Citigroup Funding Inc. and Citigroup Inc. will honor their obligations to pay the amount due on the Notes at maturity and do not address whether you will gain or lose money on your investment. The Notes are not principal protected and you may receive an amount at maturity that is less than the amount you initially invest.
Principal Protection:	None.
Principal Amount Issued:	$
Pricing Date:	November , 2009.
Issue Date:	Approximately three Business Days after the Pricing Date.
Valuation Date:	Approximately three Business Days before the Maturity Date.
Maturity Date:	Approximately 1.25 years after the Issue Date.
Issue Price:	$10 per Note.
Periodic Interest:	None.
Underlying Equity:	iShares® MSCI Emerging Markets Index Fund (NYSE Arca symbol: “EEM”).
Payment at Maturity:	For each $10 Note, $10 plus the Note Return Amount, which can be positive, negative or zero.
Note Return Amount:

For each $10 Note:

(1) if the Equity Return Percentage is positive, $10 x Equity Return Percentage x Upside Participation Rate, provided, however, that the total amount payable at maturity, including principal, cannot exceed between approximately $12.40 to $12.80 (to be determined on the Pricing Date) per Note;

(2) if the Equity Return Percentage is zero, $0; or

(3) if the Equity Return Percentage is negative, $10 x Equity Return Percentage, which will be negative.

Maximum Return:	The return on the Notes will be capped at approximately 24.00% to 28.00% (approximately 19.20% to 22.40% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. Therefore, the total amount payable at maturity, including principal, cannot exceed between approximately $12.40 to $12.80 (to be determined on the Pricing Date) per Note.
Upside Participation Rate:	200%.
Equity Return Percentage:	The return on the Underlying Equity, expressed as a percentage, shall equal: Ending Price - Starting Price Starting Price

Starting Price:	The closing price of the Underlying Equity on the Pricing Date.
Ending Price:	The closing price of the Underlying Equity on the Valuation Date.
Listing:	Application will be made to list the Notes on NYSE Arca under the symbol “SJV.”
Purchase Price and Proceeds to Issuer:		Per Note	Total
	Public Offering Price:	$10.000	$
	Underwriting Discount (including the Sales Commission described below):	$0.225	$
	Proceeds to Citigroup Funding Inc.:	$9.775	$
Sales Commission Earned:	$0.200 per Note for each Note sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:	17314V304.

UPTURN NOTES	| 5

Benefits of the Notes

■

Leveraged Growth Potential. If the Ending Price of the Underlying Equity is higher than its Starting Price, you will participate in two times such appreciation, subject to a Maximum Return on the Notes of approximately 24.00% to 28.00% (approximately 19.20% to 22.40% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes over the term of the Notes.

■	Diversification. The Notes may provide a degree of diversification within the equity portion of an investor’s portfolio through exposure to the Underlying Equity.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the Notes” section of the Upturn Notes product supplement and the “Risk Factors” section of the prospectus supplement related to this offering for a full description of risks.

■

Potential for Loss. The amount you receive at maturity on the Notes will depend on the price of shares of the Underlying Equity on the Valuation Date. If the Ending Price of the Underlying Equity is less than its Starting Price, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the price of the Underlying Equity exceeded the Starting Price at one or more times during the term of the Notes.

■

Appreciation Is Capped. The return on the Notes will be capped at approximately 24.00% to 28.00% (approximately 19.20% to 22.40% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes even though you will be subject to the risk of a full decline in the price of the Underlying Equity. If the Ending Price of the Underlying Equity exceeds its Starting Price by an amount greater than the potential Maximum Return on the Notes, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Equity and is not subject to a maximum return or an investment directly in the stocks included in the Underlying Equity. (See the examples under “What You Could Receive at Maturity — Hypothetical Examples” below.)

■

No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on shares of the Underlying Equity or the stocks included in the Underlying Equity.

■	Citigroup Inc. Credit Risk, Credit Ratings and Credit Spreads. Investors in the Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes, and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the Notes.

■

Volatility of the Underlying Equity. Historically, the value of the Underlying Equity has been volatile. From January 2, 2004 to November 2, 2009, the closing price of the Underlying Equity has been as low as $15.91 per share and as high as $55.64 per share.

■

Potential for a Lower Comparable Yield. The Notes do not pay any periodic interest. As a result, if the Ending Price of the Underlying Equity does not increase sufficiently from its Starting Price, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■

Exchange Listing and Secondary Market. Citigroup Funding will apply to list the Notes on NYSE Arca, but a secondary market may not develop or continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

■

The Resale Value of the Notes May be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on shares of the Underlying Equity or the stocks included in the Underlying Equity, interest rates, the earnings performance of the issuers of the stocks included in the Underlying Equity, other economic conditions, the

6 |	UPTURN NOTES

inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade, if at all, at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

■

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks invested in by the Underlying Equity or other instruments, such as options, swaps or futures, based upon the Underlying Equity or the stocks invested in by the Underlying Equity by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

■

Relationship to the Underlying Equity. You will have no rights against the iShares® MSCI Emerging Markets Index Fund or its issuer or any issuer of any stock included in the Underlying Equity even though the market value of the Notes and the amount you will receive at maturity depend on the price of the Underlying Equity. None of the iShares® MSCI Emerging Markets Index Fund or its issuer or any issuer of any stock included in the Underlying Equity is involved in the offering of the Notes and has any obligations relating to the Notes. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to shares of the Underlying Equity or the stocks included in the Underlying Equity.

■

The Price of the Underlying Equity May Not Completely Track the Value of the MSCI Emerging Markets Index. Although the trading characteristics and valuations of the Underlying Equity will usually mirror the characteristics and valuations of the MSCI Emerging Markets Index, the price of the Underlying Equity may not completely track the value of the MSCI Emerging Markets Index. The Underlying Equity will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index. Additionally, because the Underlying Equity does not represent all of the stocks underlying the MSCI Emerging Markets Index but only a representative sample of securities which have a similar investment profile as the stocks underlying the

MSCI Emerging Markets Index, the Underlying Equity will not fully replicate the performance of the MSCI Emerging Markets Index. See “Description of the iShares® MSCI Emerging Markets Index Fund” in this offering summary.

■

The Trading Price of the Shares of the Underlying Equity Will Be Affected by Conditions in a Foreign Securities Market. The stocks included in the MSCI Emerging Markets Index and that are generally tracked by the Underlying Equity have been issued by companies in a foreign securities market. Securities prices in foreign markets are subject to political, economic, financial and social factors that apply in those markets. Foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets. Cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets. There is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the stocks included in the Underlying Equity are traded may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the value of the iShares® MSCI Emerging Markets Index Fund may be limited by price limitations on, or suspensions of trading of, individual stocks included in the Underlying Equity which may, in turn, adversely affect the Note Return Amount, the market value of the notes or result in the occurrence of a market disruption event.

■

Investments in or Related to Emerging Markets are Subject to Greater Risks than those in More Developed Markets. The iShares® MSCI Emerging Markets Index Fund invests in a foreign market that is considered an emerging market. Investments in or related to emerging markets are subject to a greater risk of loss than those in more developed markets due to economic, political and social instability. Some emerging market countries have experienced currency devaluations and substantial rates of inflation as well as periods of economic recession that have had a

UPTURN NOTES	| 7

negative effect on the economies and securities markets of such emerging countries. Economies in emerging market countries generally are heavily dependent on commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments to relative currency values, and may suffer from extreme and volatile debt burdens. These countries may be subject to other protectionist measures imposed or negotiated by the countries with which they trade. Some governments are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging market countries have periodically used forced to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging market countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging market countries involves a greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested by certain emerging market countries. In addition, some of these countries are located in parts of the world prone to natural disasters such as earthquakes, volcanoes or tsunamis. Any such event could have a large negative impact on their respective economies.

■

The Notes Are Subject to Currency Exchange Rate Risks. Because the closing price of the shares of the MSCI Emerging Markets Index Fund generally reflects the U.S. dollar value of the securities represented in the MSCI Emerging Markets Index, holders of the notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the securities or underlying securities represented in the MSCI Emerging Markets Index trade. An investor’s net exposure will depend on the extent to which relevant currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against relevant currencies, the price of the fund shares will be adversely affected and the amount you receive at maturity or the market value upon sale prior to maturity may be reduced.

■

The United States Federal Income Tax Consequences of the Notes Are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the Notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the Notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this offering summary. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this offering summary, and that any such guidance could have retroactive effect.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations of the purchase, ownership and disposition of the Notes by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and to the extent inconsistent with, replaces the discussion contained in the Upturn Notes product supplement under “What Are the United States Federal Income Tax Consequences of

Investing in the Notes?” and “Certain United States Federal Income Tax Considerations.”

All prospective investors should refer to the Upturn Notes product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the Notes.

8 |	UPTURN NOTES

The following discussion assumes that none of the companies in which the Underlying Equity invests is a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the Notes would differ significantly from the consequences described below.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Underlying Equity at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract.

Under such treatment, at maturity or upon the sale of a Note, you generally will recognize gain or loss equal to the difference between the cash received and your tax basis in the Note. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if you have held the Notes for more than one year at the time of the disposition.

Due to the absence of authority as to the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and under alternative treatments of the Notes, the timing and character of income from the Notes could differ substantially, resulting in less favorable U.S. federal income tax consequences to you. Under one alternative characterization, for example, you may be required to accrue income on a current basis with respect to the Notes.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Furthermore, although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Specifically, Section 1260 is intended to address situations in which investors take “constructive ownership” positions (through forward contracts or certain other derivatives) in certain types of underlying investments (including the Underlying Equity) and receive, in the form of gains on the disposition of the “constructive ownership” transaction, income that is attributable to current ordinary income or short-term gains generated by the underlying investments. In order to prevent taxpayers from using “constructive ownership” transactions to convert such current ordinary income or short-term gains into long-term capital gains, Section 1260 provides that if an investor in a “constructive ownership” transaction realizes gain from the transaction in excess of the net long-term capital gain the investor would have

UPTURN NOTES	| 9

realized had it held the underlying investment directly, then such excess gain will be treated as ordinary income and subject to an interest charge. It is currently unclear whether, or in what manner, Section 1260 would apply to recharacterize some or all of the gains, if any, realized in respect of the Notes. On one hand, because the Notes, by their terms, do not provide returns referenced to ordinary current income or short-term gain distributions generated by the Underlying Equity, there is an argument that the Notes do not present the situation that Section 1260 is intended to address. However, because an investor in a Note could, because of the Note’s leveraged upside returns, realize gains on the Note in excess of the net long-term capital gain the investor would have realized from a direct investment in the Underlying Equity, the IRS could take the view that such excess return — or a portion of that excess return — is properly recharacterized as ordinary income under Section 1260 and subjected to an interest charge. Accordingly, you are urged to consult your tax advisor about the potential application of Section 1260 to the Notes.

Non-U.S. Holders

In the case of a holder of Notes that is not a U.S. person (a “Non-U.S. Holder”) any payments made with respect to the Notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements.

Any capital gain realized upon the sale or other disposition of the Notes by a Non-U.S. Holder will generally not be subject to U.S. federal income tax if:

■	Such gain is not effectively connected with a U.S. trade or business of such holder, and

■	In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Description of the iShares® MSCI Emerging Markets Index Fund

General

iShares, Inc. and the iShares® MSCI Emerging Markets Index Fund

According to publicly available documents, the iShares® MSCI Emerging Markets Index Fund is one of numerous separate investment portfolios called “Funds” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 28, 2009) and other information with the SEC. iShares, Inc.’s reports and other information are available to the public from the SEC’s website at http:// www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus.

The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed as an equity benchmark for international stock performance. It is designed to measure equity market performance in the global emerging markets. As of September 30, 2009, the MSCI Emerging Markets Index’s five largest stocks were Samsung Electronics Co., Ltd. (GDR 144A), Taiwan Semiconductor Manufacturing Co., Ltd. (Sponsored ADR), Banco Itau Holding Financeira SA (ADR), Petroleo Brasileiro S.A. (ADR) and Petroleo Brasileiro S.A. (ADR).

The iShares® MSCI Emerging Markets Index Fund uses a “Representative Sampling” strategy to try to track the

10 |	UPTURN NOTES

MSCI Emerging Markets Index, which means it invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the underlying index, the Fund may invest up to 10% of its assets in shares of other iShares Funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index.

The iShares® MSCI Emerging Markets Index Fund’s top portfolio holdings can be found on iShares® website. Funds like the iShares® MSCI Emerging Markets Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the iShares® MSCI Emerging Markets Index Fund’s top holdings may be requested by calling 1-800-iShares.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of iShares, Inc.’s publicly available documents and neither has made any due diligence investigation or inquiry of iShares, Inc. in connection with the iShares® MSCI Emerging Markets Index Fund or the offering of the Notes. No representation is made that the publicly available information about iShares, Inc. or the iShares® MSCI Emerging Markets Index Fund is accurate or complete.

The Notes represent obligations of Citigroup Funding and Citigroup Inc. only. iShares, Inc. is not involved in any way in this offering and has no obligation relating to the Notes or to holders of the Notes.

MSCI Emerging Markets Index

The MSCI Emerging Markets Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization. It was launched on April 7, 2003 at an initial price of $33.33 The identity and approximate sector weight of the five largest sectors represented in the MSCI Emerging Markets Index as of September 30, 2009 were as follows: Financials (24.90%), Information Technology (15.60%), Energy (14.98%), Materials (14.21%) and Wireless Telecommunication Services (10.45%). Current information regarding the market value of the MSCI

Emerging Markets Index is published daily by MSCI on its website.

The MSCI Emerging Markets Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group, within each country. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting MSCI Emerging Markets Index component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: as of the close of the last business day of February, May, August and November.

THE MSCI EMERGING MARKETS INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT, AND YOUR RETURN ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI Emerging Markets Index: Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the companies and securities for the MSCI Emerging Markets Index is based on the following guidelines:

(i) Define the equity universe of listed securities within the emerging market countries;

(ii) Adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii) Classify the universe of securities into industry groups under the Global Industry Classification Standard (GICS); and

(iv) Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determine the free float of a security, MSCI Barra, the provider of the MSCI Emerging Market Index, considers the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include: strategic and other shareholdings not considered part of available free float; limits on share ownership for foreign investors; or other foreign investment restrictions which

UPTURN NOTES	| 11

materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI Barra will derive a “Foreign Inclusion Factor” for a company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI Barra will then “float-adjust” the weight of each constituent company in the MSCI Emerging Markets Index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI Emerging Markets Index.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

MSCI Barra may add additional companies and securities to the MSCI Emerging Markets Index or subtract one or more of its current companies and securities prior to the expiration date of the Notes. Any such adjustments are made to the MSCI Emerging Markets Index so that the value of the index at the effective date of such change is the same as it was immediately prior to such change.

Each company’s securities is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining the MSCI Emerging Markets Index, emphasis is also placed on continuity, replicability and on minimizing turnover in the index.

MSCI Barra classifies index maintenance in three broad categories. The first category consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full country index reviews that systematically re-assess the various dimensions of the equity universe for all emerging market countries and are conducted on a fixed annual timetable.

Ongoing event-related changes to the MSCI Emerging Markets Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the MSCI Emerging Markets Index continues to be an accurate reflection of the evolving emerging markets equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI Emerging Markets Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI Emerging Markets Index component securities from the MSCI Emerging Markets Index, as well as changes in foreign inclusion factors and in number of shares.

Additions and deletions of securities may result from: the significant over- or underrepresentation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; changes in industry classification, significant increases or decreases in free float, and relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose company and/or security free float has fallen to less than 15% as a result of a corporate event and which do not meet specified criteria; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; the deletion of securities that have become very small or illiquid; or other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factors for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given the lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI Barra’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the

12 |	UPTURN NOTES

end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; or other events of a similar nature.

Updates in the number of shares are generally small changes in a security’s shares outstanding and may result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation.

The annual full MSCI Emerging Markets Index review includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and non-constituent securities, an updating of the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added to or deleted from the MSCI Emerging Markets Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Index maintenance is reflected in the MSCI Emerging Markets Index.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI Barra.

We have derived all information regarding the MSCI Emerging Markets Index from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. (“MSCI”) and Barra, Inc. (“Barra”). MSCI Barra is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI Emerging Markets Index at any time. None of Citigroup Global Markets, Citigroup Funding, Citigroup Inc. or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the MSCI Emerging Markets Index.

UPTURN NOTES	| 13

Historical Data on the iShares® MSCI Emerging Markets Index Fund

The shares of the iShares® MSCI Emerging Markets Index Fund are listed under the symbol “EEM” on NYSE Arca. The following table sets forth, for each of the monthly periods indicated, the high and the low closing prices for the shares of the iShares® MSCI Emerging Markets Index Fund, as reported by NYSE Arca. Any historical upward or downward trend in the value of the iShares® MSCI Emerging Markets Index Fund during any period set forth below is not an indication that the iShares® MSCI Emerging Markets Index Fund is more or less likely to increase or decrease at any time during the term of the Notes.

	2006		2007		2008		2009
	High	Low	High	Low	High	Low	High		Low
January	33.59	30.43	38.69	36.08	50.37	43.90	27.09		21.49
February	33.59	31.52	39.53	35.97	49.06	43.30	24.93		20.97
March	33.25	30.92	39.01	35.03	46.70	42.17	26.39		19.94
April	35.61	33.39	41.43	39.13	49.13	46.36	28.65		25.65
May	37.03	30.74	42.41	40.45	51.70	48.80	33.26		29.10
June	32.15	27.34	44.42	41.22	50.05	44.43	34.64		30.57
July	32.33	29.20	47.95	43.67	44.43	41.81	35.72		30.75
August	33.06	31.53	45.09	39.50	42.46	39.15	37.10		34.32
September	33.14	31.33	50.11	44.03	38.84	31.33	39.29		34.64
October	34.57	31.80	55.64	50.20	33.90	19.23	41.55		37.56
November	36.67	34.20	54.01	47.27	27.58	18.22	38.10	*	38.10	*
December	38.15	36.45	53.98	47.84	26.40	20.69

*	Through November 2, 2009.

The closing price of shares of the Underlying Equity on November 2, 2009 was $38.10.

Holders of Notes will not be entitled to any rights with respect to the Underlying Equity (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

According to iShares, Inc.’s Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 28, 2009, on February 28, 2009, there were 795,600,000 shares of the Underlying Equity outstanding.

14 |	UPTURN NOTES

Graph of Historical Closing Prices

The following graph illustrates the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the daily closing price of shares of the Underlying Equity, as reported by NYSE Arca, from January 2, 2004 through November 2, 2009. Past performance of the shares of the Underlying Equity is not indicative of future closing prices.

License Agreement

iShares is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

UPTURN NOTES	| 15

Hypothetical Amounts Payable at Maturity

The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Prices of the Underlying Equity. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Prices of the Underlying Equity on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $10.00 per Note

■	Maximum Return: 26% (20.80% per annum on a simple interest basis)

■	Starting Price: 42.00

■	Annualized dividend yield of the Underlying Equity: 1.20%

■	Maturity: 1.25 years

■	Upside Participation Rate: 200%

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price and Maximum Return.

Hypothetical Ending Price	Hypothetical Underlying Equity Return Percentage(1)(2)	Hypothetical Total Return on Underlying Equity(3)	Hypothetical Total Return on Notes(4)	Hypothetical Per Annum Return on Notes(5)	Hypothetical Note Return Amount(6)	Hypothetical Maturity Payment per Note
$0	-100.00%	-98.50%	-100.00%	-80.00%	-$10.00	$0.00
$21	-50.00%	-48.50%	-50.00%	-40.00%	-$5.00	$5.00
$25	-40.00%	-38.50%	-40.00%	-32.00%	-$4.00	$6.00
$29	-30.00%	-28.50%	-30.00%	-24.00%	-$3.00	$7.00
$34	-20.00%	-18.50%	-20.00%	-16.00%	-$2.00	$8.00
$35	-17.50%	-16.00%	-17.50%	-14.00%	-$1.75	$8.25
$36	-15.00%	-13.50%	-15.00%	-12.00%	-$1.50	$8.50
$37	-12.50%	-11.00%	-12.50%	-10.00%	-$1.25	$8.75
$38	-10.00%	-8.50%	-10.00%	-8.00%	-$1.00	$9.00
$39	-7.50%	-6.00%	-7.50%	-6.00%	-$0.75	$9.25
$40	-5.00%	-3.50%	-5.00%	-4.00%	-$0.50	$9.50
$41	-2.50%	-1.00%	-2.50%	-2.00%	-$0.25	$9.75
$42	0.00%	1.50%	0.00%	0.00%	$0.00	$10.00
$43	2.50%	4.00%	5.00%	4.00%	$0.50	$10.50
$44	5.00%	6.50%	10.00%	8.00%	$1.00	$11.00
$45	7.50%	9.00%	15.00%	12.00%	$1.50	$11.50
$46	10.00%	11.50%	20.00%	16.00%	$2.00	$12.00
$47	12.50%	14.00%	25.00%	20.00%	$2.50	$12.50
$48	15.00%	16.50%	26.00%	20.80%	$2.60	$12.60
$49	17.50%	19.00%	26.00%	20.80%	$2.60	$12.60
$50	20.00%	21.50%	26.00%	20.80%	$2.60	$12.60
$55	30.00%	31.50%	26.00%	20.80%	$2.60	$12.60
$59	40.00%	41.50%	26.00%	20.80%	$2.60	$12.60
$63	50.00%	51.50%	26.00%	20.80%	$2.60	$12.60
$84	100.00%	101.50%	26.00%	20.80%	$2.60	$12.60

(1)	(Hypothetical Ending Price – Hypothetical Starting Price) / Hypothetical Starting Price
(2)	The Underlying Equity Return Percentage does not include the annualized dividend yield on the Underlying Equity or the stocks included in the Underlying Equity.
(3)	Assumes dividend yield on the shares of the Underlying Equity is on a simple interest basis and is not re-invested.
(4)	The percentage return for the entire term of the Notes capped by the hypothetical 26% Maximum Return.
(5)	Calculated on a simple interest basis.
(6)	The dollar return for the entire term of the Notes capped by the hypothetical 26% Maximum Return.

16 |	UPTURN NOTES

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the Upturn Notes product supplement related to this offering for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (    Notes) at $9.775 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.200 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.200 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to

UPTURN NOTES	| 17

persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

Additional Considerations

If the shares of the iShares® MSCI Emerging Markets Index Fund are delisted, or trading in such shares is suspended, the Calculation Agent may select successor or substitute securities that the Calculation Agent determines in its sole discretion to be comparable to the relevant shares and the price of such successor or substitute securities will be substituted for all purposes. If the iShares® MSCI Emerging Markets Index Fund is liquidated or otherwise terminated, the closing price of the iShares® MSCI Emerging Markets Index Fund will be determined by the Calculation Agent by reference to the MSCI Emerging Markets Index. In this event, the sections

“Discontinuance of an Underlying Equity Index” and “Alteration of the Method of Calculation of an Underlying Equity Index” in the Upturn Notes product supplement will apply to the MSCI Emerging Markets Index.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

18 |	UPTURN NOTES

Notes

UPTURN NOTES	| 19

Notes

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.